SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F ☐

Enclosures:

1.               Nokia press release dated December 2, 2008: Nokia World 2008: Transforming THE Internet into YOUR Internet

2.               Nokia press release dated December 2, 2008: Nokia acquires Symbian Limited

3.               Nokia press release dated December 4, 2008: Nokia and Research In Motion renew patent license agreement

4.               Nokia press release dated December 22, 2008: Nokia signs agreement to sell security appliance business to Check Point Software Technologies

PRESS RELEASE

December 2, 2008

Nokia World 2008: Transforming THE Internet into YOUR Internet

Introducing personal Internet experiences with the Nokia N97 mobile computer

New Ovi services include Maps and Mail

Barcelona, Spain – Imagine a world where we can always connect to our friends and loved ones, where we can know what they’re doing, where they are and how they’re feeling. Imagine a world where we can know what’s going on around us, around the corner and even around the world.

This is the world that Nokia is building. Taking the next steps towards making this vision a reality, Nokia today introduced the Nokia N97 mobile computer and new Ovi services, including Maps on Ovi and Mail on Ovi.

“Today, we are at the threshold of another profound change in the way we connect and interact with each other and with our world,” President and CEO Olli-Pekka Kallasvuo said at the opening of Nokia World 2008.  “We are, in fact, transforming the Internet … putting in your hands the power to be more in tune with the world around you.”

“This is a world where you will have the power to tailor and personalize your Internet how and when you like, to make your day-to-day life easier and more fulfilling.” Kallasvuo noted that Nokia, with more than one billion customers globally, has the opportunity to put the power of the Internet into the hands of more people in more places than any other company, “and that’s what we intend to do.”

Nokia’s global scope, assets such as NAVTEQ and a growing list of Ovi services, “uniquely position Nokia to transform the Internet to become a more personal and relevant part of our lives. And that’s a claim no legacy Internet company can make.”

Nokia N97: Making the Internet Personal

The Nokia N97, unveiled today, is designed for Internet-savvy people. With integrated A-GPS sensors and an electronic compass, the device intuitively understands where it is. The Nokia N97 makes it easy to update social networks automatically with real-time information, giving people the ability to update their ‘status’ and share their location as well as related pictures or videos with approved friends. Nokia’s flagship Nseries device packs a large 3.5” touch display, personalized homescreen and a full QWERTY keyboard, providing an ‘always open’ window to social networking sites and Internet destinations.

Maps on Ovi: More than Just a Mapping Tool

Maps on Ovi is the first free service that allows people to pre-plan their journey at home on their PC and synchronize with their mobile, giving access to pre-planned routes and favorite destinations while on the move.  Over the coming months, Nokia Maps will become a destination for people to save and organize places, pre-plan trips and post-edit them. People can share their location and all their personally and socially meaningful content with friends, inviting them to join in activities.

Mail on Ovi and Nokia Messaging: Mobile Email for the Masses

Some 75% of the world’s population has not yet used email. Many of these people will have their first email experience will be on a mobile phone, not on a PC. Mail on Ovi, together with Nokia Messaging which mobilizes consumer email and instant messaging on Nokia devices, brings mobile email to everyone and not just for a privileged few. With Mail on Ovi, users will be able to create and access email online portal as well as on their mobile device. Nokia Messaging, on the other hand, will give consumers access to their existing email and instant messaging accounts from Yahoo! Mail® and Yahoo! Messenger®, Windows Live Hotmail, Gmail and Google Talk, and AOL Mail as well as email solutions from thousands of ISPs around the world on the majority of

Nokia devices. Nokia has shipped about 200 million devices that immediately enable the launch of its messaging solutions, including Mail on Ovi, Nokia Messaging and corporate mobile email (Microsoft Exchange Activesync and Lotus Traveler).

Open for Innovation

A key element in making Nokia’s vision reality is openness. Increasing openness makes it easier for third parties to develop services and applications for Nokia’s solutions. For example, the planned Symbian Foundation will engage industry leaders in developing an open source platform for mobile computers and services, built on Symbian OS, already the most open and mature platform for mobile innovation. There are currently 3.5 million developers working on the S60 platform on Symbian OS, and more than 10,000 applications are available to date.

Nokia is also creating new opportunities for third parties to develop innovative widgets and other Internet service applications for Nokia devices, like the social networking widgets seen on the new Nokia N97’s personalized homescreen. Over the course of the next year, Nokia will debut new and interesting opportunities to work together to create a highly personalized Internet experience on Nokia devices.

For more information and materials on Nokia World 2008 event and announcements, please visit:

http://events.nokia.com/nokiaworld

www.nokia.com/press/nokiaworld08

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

December 2, 2008

Nokia acquires Symbian Limited

Espoo, Finland – Nokia today announced that it has completed its offer to acquire Symbian Limited. All conditions to Nokia’s offer to acquire Symbian Limited have been satisfied and it has received valid acceptance of greater than 99.9% of the total Symbian shares that Nokia did not already own. Symbian is the software company that develops and licenses Symbian OS, the market-leading open operating system for mobile devices.

The closing of the offer is a fundamental step in the establishment of the Symbian Foundation, announced on June 24, 2008 by Nokia, together with AT&T, LG Electronics, Motorola, NTT DOCOMO, Samsung, Sony Ericsson, ST-NXP Wireless, Texas Instruments and Vodafone. More information about the planned foundation can be found at www.symbianfoundation.org.

All Symbian employees are planned to become Nokia employees on February 1, 2009.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Nokia Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Contacts:

Nokia

Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

Symbian and all Symbian based trademarks and logos are trademarks of Symbian Software Limited. Until the Symbian Foundation has become fully operational, Symbian Software Limited retains exclusive responsibility for all licensing and marketing activities related to Symbian OS.

PRESS RELEASE

December 4, 2008

Nokia and Research In Motion renew patent license agreement

Espoo, Finland – Nokia announced today that Research In Motion (RIM) has renewed a multi-year patent license agreement. The agreement covers the worldwide use of standards essential patents for GSM, WCDMA and CDMA2000 technologies.  The financial terms of the agreement consist of an up-front payment and on-going royalties payable to Nokia.

‘Today’s announcement demonstrates the success of Nokia’s increased focus on patent out-licensing’ said Ilkka Rahnasto, Vice President, Intellectual Property Rights, Nokia. ‘This agreement confirms Nokia’s leading role in developing key technologies and the value of our patent assets’.

Nokia is the industry leader in wireless innovation and the development of GSM and WCDMA technologies. Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry and since the early 1990’s has invested close to EUR 35 billion in research and development. Nokia’s patent portfolio includes approximately 300 GSM, 370 WCDMA and 170 CDMA2000 declared essential patent families.

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Anne Eckert

Tel. + 85 269 716918

Nokia

Communications, North America

Laurie Armstrong

Tel. +1 914 368 0423

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

December 22, 2008

Nokia signs agreement to sell security appliance business to Check Point Software Technologies

Combination is natural culmination of successful 12-year collaboration between companies

Espoo, Finland and Mountain View, CA, USA – Nokia announced today that it has signed an agreement for Check Point Software Technologies to acquire Nokia’s security appliance business. The two businesses have collaborated for over a decade to deliver industry-leading enterprise security solutions, and this agreement is the natural culmination of that long-standing collaboration.

“For over 10 years, the security appliance business within Nokia has held a leading position in the security appliance market. Our IP security platforms have developed a well-deserved reputation as the premier platform on which to deploy Check Point’s leading security software,” said Tom Furlong, Senior Vice President of Services & Software at Nokia. “This business fits naturally with Check Point, and the combination will provide a great path forward for the thousands of customers who depend on Nokia security solutions today.”

“As a pioneer in security appliances, the Nokia security appliance business has been an important strategic partner for Check Point and has helped us achieve early leadership in the security appliance market,” said Gil Shwed, Chairman and CEO at Check Point. “Adding Nokia’s security appliance portfolio into Check Point’s broad range of security solutions is the natural conclusion of our long collaboration, and will assure a smooth path forward for our mutual customers.”

Check Point and Nokia have long provided customers with a range of best-of-breed security solutions, proven in high-performance, mission critical environments.  Nokia’s security appliance business provides purpose-built security platforms optimized for Check Point Firewall, virtual private network (VPN) and unified threat management (UTM) software. About 85 percent of Fortune 500 companies have bought Nokia’s security platforms. More than 220,000 Nokia appliances have been installed with over 23,000 customers worldwide.

Check Point has a broad range of security gateways, available as software as well as dedicated appliances.  More than 700,000 Check Point security gateways have been licensed with over 100,000 customers worldwide.  Check Point’s customer base includes 100 percent of Fortune 100 and 98 percent of Fortune 500 companies.

The agreement between Nokia and Check Point is expected to close in the quarter ending in March 31, 2009. It is subject to regulatory approvals and customary closing conditions.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Check Point Software Technologies

Check Point Software Technologies Ltd. is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s pure focus is on information security. Through its NGX platform, Check Point delivers a unified security architecture to protect business communications and resources, including corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market-leading endpoint and data security solutions with Check Point Endpoint Security products, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquires:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications, North America

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel